00:11	Hi, my name is Ben. I'm the CEO and co founder of rehabpath. So RehabPath is providing trusted resources online for people looking for addiction treatment. As we all know, addiction is a massive problem worldwide. 300 million people around the world struggle with addiction. And while treatable, nine out of 10, people who need treatment, don't get it. There are a number of reasons for this. Of course, there's the stigma attached to addiction, the denial of the problem. But another large problem that we see is that people don't know where to turn when they have an addiction. One place that people do turn though the internet. So when looking for addiction treatment help, people are more likely to turn to the internet and family, friends or medical professionals. Google has actually really become the number one refer for addiction treatment in America and in many markets worldwide.
01:05	And in some ways, when you think about it, that could be a good thing. You know, you're from the privacy of your own home, you're able to research something that has a lot of stigma attached to it. There, it can be really empowering in many ways, but unfortunately the most of the results that people are getting when they search on Google, are they writing or misleading and confusing to predatory? So just take for example, this Google search I did of Wisconsin alcohol rehab. So the first few results in there are ads for out of state treatment center and then the rest of the organic results, although they looked helpful, are mostly kind of the spamming sites. So let me show you this first one. Most of these sites rely on dark UX patterns. So you know, it acts like there's a lot of information about Wisconsin treatment options but there's not a lot of information.
01:52	What it was really trying to do is call the central life hotline where, and I've called them, they push you to go to some sort of out-of-state treatment provider that they said, you know, all your problems, you really care about your family member. You'll send them to this place. So that's just one of the ways that consumers get tripped up when they're looking for addiction treatment information. Take a look at this quote from Tom and Bob and he was the former deputy driving desire under Obama. And even with all his backgrounds and training in the, when did son became addicted, you had no idea of what to do. So that's where our solution comes in. We're building trusted online resources for patients, looking for treatment options. And then for providers, we're giving them an alternative advertising suite.
02:39	Our sites are comprehensive, we allow people to view all treatment options available to them, not just treatment centers that are paying us. We have an ethical business bottle, so we don't rely on pushing users to a hotline. We don't even have a hotline. The way that we make money is through clearly marked advertising, sponsorships and profile. That's a great business to be in too. It's high margin and we are relying on this monthly recurring advertising revenue that we're able to grow with the value that treatment centers are seeing from advertising platform. Another key differentiator that were independent of any treatment providers. Most of the results that people find online are actually owned by treatment provider. Even if they look like you're independent. And

because of that independence, our sites are able to be educational because we don't have a dog in the fight in terms of, you know, a certain type of treatment modality that we're looking to push.

03:32   There's a lot of different ways that people find help in this space and we're trying to help people see all the different options available to them. Building a website that helps people navigate a specific niche is not a new concept. There's lots of sites out there and like TripAdvisor, Yelp that provide people more information than they could get from just a regular Google search and help them go through something that can be a difficult journey work throughthe market is massive. There's 188 billion spent on mental health and substance abuse care every year, and we're targeting the 13,000 treatment providers in the us alone and thousands more globally. And these treatment providers spend billions of dollars on marketing and advertising every year. And Google ad spending alone is 250 million. So we're providing an advertising product or these senators that compare really well and a lot of times better than what they can spend on Google ad words.

04:27   Our traction so far: three quarters of a million site visits in the last 12 months over 30,000 of those people call or contact the treatment center directly looking for treatment. And then we're at about 27,000 monthly recurring advertising revenue right now. We have 30 paying customers around the globe and I think actually our global focus is a really key differentiator for us. We have a large presence in India, the Philippines we're launching the UK soon and of course we have an international website as well. These are just a few of our paying customers. Our team I think is a key differentiator. We've been in this space for a long time, and are really passionate about it. So over the next six months, those are some of our goals. L let me just leave you with this quote from someone that found help through our site. You've provided me with 100% unbiased information. You are the only one of almost 80 websites. Your company deserves credit for this, for not preying on broken desperate addicts. You helped me save my life.

05:35   [Inaudible].